

May 13, 2013

Via E-Mail
Kenton J. King
Skadden Arps Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

> **Re: Tessera Technologies, Inc. ("Tessera")**
> **DEFA14A filed May 3, 2013**
> **Response letter dated May 13, 2013**
> **File No. 0-50460**

Dear Mr. King:

Thank you for your letter of today's date on behalf of Tessera and responding to our prior comment letter dated May 10, 2013. We have reviewed your response letter and continue to have concerns regarding the use of the "write in" mechanism on Tessera's second proxy card. As expressed to you in writing and in several telephone conversations, our primary concerns relate to the use of the write in mechanism under federal proxy rules, and especially Rule 14d-4(d)(1). We do not believe this mechanism is available here.

We understand from your letter dated May 13, 2013 that you disagree with our interpretation of Rule 14d-4(d)(1). Be that as it may, we know based on our discussions with you today and from your letter that you are aware Broadridge will not include in its tabulation of the vote any votes received on the "VIF" that lists your six nominees followed by the six Starboard nominees. It is our understanding from you that this is the voter instruction form Broadridge disseminated after Tessera filed the supplemental proxy card with the write in feature.

Because these forms will not be counted by Broadridge, any shareholders who have returned them and any who may do so between now and the date of the annual meeting will unknowingly be disenfranchised with respect to the opportunity to vote at all. Please advise immediately how you intend to let shareholders know these facts regarding the second Broadridge VIF and the invalidity of the voter instruction form listing both the Company's and Starboard's nominees. In addition, we would like to be kept updated on any further developments concerning the use of an alternate voter instruction form to be disseminated by Broadridge for this election. Please confirm your understanding in your response letter.

Given the timing of the meeting, we would appreciate hearing back from you at your earliest convenience. I may be reached directly at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bernard Cassidy (via email)